July 19, 2018	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 134 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on June 29, 2018 concerning Post-Effective Amendment No. 134 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to the 17 new series identified below (each, a “Portfolio” and together, the “Portfolios”):

EQ/American Century Mid Cap Value Portfolio

EQ/Fidelity Institutional AMSM Large Cap Portfolio

EQ/Franklin Rising Dividends Portfolio

EQ/Franklin Strategic Income Portfolio

EQ/Goldman Sachs Mid Cap Value Portfolio

EQ/Invesco Global Real Estate Portfolio

EQ/Invesco International Growth Portfolio

EQ/Ivy Energy Portfolio

EQ/Ivy Mid Cap Growth Portfolio

EQ/Ivy Science and Technology Portfolio

EQ/Lazard Emerging Markets Equity Portfolio

EQ/MFS International Value Portfolio

EQ/MFS Technology Portfolio

EQ/MFS Utilities Series Portfolio

EQ/PIMCO Real Return Portfolio

EQ/PIMCO Total Return Portfolio

EQ/T. Rowe Price Health Sciences Portfolio

The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 18, 2018 pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Elisabeth Bentzinger

July 19, 2018

1.	For any Portfolio that has adopted a Rule 35d-1 investment test and that includes derivatives in the test, please disclose that such instruments are valued on a mark to market basis rather than using notional value, for purposes of calculating compliance with the 80% policy.

Response: The Trust confirms that it currently values derivatives at mark to market value for purposes of determining compliance with a Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Portfolio’s 80% investment policy.

2.	For any Portfolio that invests in underlying funds and has a Rule 35d-1 investment test, please add disclosure indicating that the Portfolio will consider the investments of the underlying funds when determining compliance with its own names rule policy.

Response: In the adopting release to Rule 35d-1, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” The Trust is not aware of any specific requirement under the federal securities laws or a formal SEC position requiring an investment company to “look through” to the securities held by an underlying fund when determining the investment company’s compliance with Rule 35d-1 under the 1940 Act. However, in response to the comment, the following disclosure will be added to the paragraph titled “80% Policies” under the heading “More information on strategies and risks” in the statutory prospectus: “A Portfolio that invests in securities of other investment companies or investment vehicles (such at ETFs) takes into consideration the investment policies of such investment companies and investment vehicles at the time of investment in determining compliance with its 80% policy.”

3.	The EQ/American Century Mid Cap Value Portfolio discloses “Initial Public Offering (“IPO”) Risk” as a principal risk in the summary, but does not include matching principal strategy disclosure. Please revise accordingly.

Response: The Trust has revised the EQ/American Century Mid Cap Value Portfolio’s principal strategy to include the following disclosure: “The Portfolio also may invest in securities issued in initial public offerings (“IPOs”).”

4.	The EQ/Fidelity Institutional AMSM Large Cap Portfolio summary prospectus indicates that the Portfolio may invest in exchange traded funds. If acquired fund fees and expenses are expected to be greater than one basis point, please disclose in the fee table in a separate line item.

Elisabeth Bentzinger

July 19, 2018

Response: The Trust confirms that, based on estimated amounts for the current fiscal year, acquired fund fees and expenses are not expected to be greater than one basis point. The Trust also confirms that if, in the future, acquired fund fees and expenses are expected to be greater than one basis point, such fees and expenses will be disclosed in the EQ/Fidelity Institutional AMSM Large Cap Portfolio’s fee table in a separate line item.

5.	The EQ/Fidelity Institutional AMSM Large Cap Portfolio summary prospectus discloses “Emerging Markets Risk” as a principal risk in the summary, but does not include matching principal strategy disclosure. Please revise accordingly.

Response: The Portfolio does not invest in emerging market securities as a principal strategy. Accordingly, the Trust has revised the summary prospectus to delete “Emerging Markets Risk.”

6.	For each Portfolio that invests in derivatives as a principal strategy and includes “Derivatives Risk” as a principal risk, please consider the SEC staff (“Staff”) guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (commonly referred to as the “Barry Miller Letter”) regarding derivatives related disclosure, and ensure the disclosure is not generic and fully describes how the Portfolio will use derivatives and the risks associated with the use of derivatives.

Response: The Trust confirms that it has reviewed the derivatives disclosure included in the Portfolios’ prospectus and has determined that it is consistent with the views set forth in the Barry Miller Letter.

7.	The summary prospectus for the EQ/Franklin Rising Dividends Portfolio (page 12) discloses that “[u]nder normal market conditions, the Portfolio invests at least 65% of its net assets in equity securities of companies that have … reinvested earnings, paying out less than 65% of current earnings as dividends.” Please explain how this characteristic comports with the Portfolio’s strategy of investing in companies that have paid consistently rising dividends.

Response: The disclosure cited above refers to the Portfolio’s strategy of investing in companies that are reinvesting earnings for future long-term growth. The portfolio managers search for companies that reinvest at least 35% of their earnings in their own future growth, in the expectation that companies with solid growth prospects may sustain further increases in their dividend.

8.	The EQ/Franklin Rising Dividends Portfolio summary prospectus discloses that “from time to time, based on economic conditions, the Portfolio may have significant positions in particular sectors.” Similarly, the EQ/Goldman Sachs Mid Cap Value Portfolio summary prospectus discloses “Sector Risk” as a principal risk. Please describe the current sectors in which each Portfolio may principally invest.

Elisabeth Bentzinger

July 19, 2018

Response: It is not a principal investment strategy of either the EQ/Franklin Rising Dividends Portfolio or the EQ/Goldman Sachs Mid Cap Value Portfolio to focus its investments in, or concentrate its investments in, any particular industry or sector. Industry and sector allocation is a result of the then-current investment opportunities identified by a Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, a Portfolio’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, the Trust does not believe that it is appropriate to include disclosure regarding investing in any particular industry or sector as a principal investment strategy or principal risk of either Portfolio. The Trust notes that each Portfolio includes general “Sector Risk” disclosure that is introduced by stating that “[f]rom time to time, based on market or economic conditions, the Portfolio may have significant positions in one or more sectors of the market.” The Trust believes that no additional disclosure is necessary.

9.	The Staff notes that the EQ/Goldman Sachs Mid Cap Value Portfolio may invest in fixed income securities. If the Portfolio may invest in below investment grade securities, please make this clear in the principal investment strategy disclosure and add a risk factor relating to junk bonds.

Response: The Trust confirms that the Portfolio will not invest in below investment grade securities as a principal strategy.

10.	For any Portfolio that invests principally in fixed income securities, please disclose the criteria with respect to maturity, duration or credit quality that the Portfolio might use. Please also disclose the lowest rated fixed income securities in which the Portfolio may invest and please disclose whether the Portfolio may invest in debt instruments that are in default.

Response: The EQ/Franklin Strategic Income Portfolio does not have specific criteria with respect to the maturity or duration of the debt securities in which it may invest. With respect to credit quality, its summary prospectus states that the Portfolio may invest up to 100% of its assets in below investment grade debt securities and that the below investment grade debt securities in which the Portfolio invests are generally rated at least Caa by Moody’s or CCC by S&P or are unrated securities the Adviser or the Sub-Adviser determines are of comparable quality. The Portfolio does not invest in debt securities that are in default as a principal strategy.

The EQ/PIMCO Real Return Portfolio does not have specific criteria with respect to maturity; its summary prospectus states that the Portfolio invests in debt securities of “varying maturities.” The Portfolio does not have specific criteria with respect to the duration of the debt securities in which it may invest; although, as stated in its summary prospectus, “[t]he

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July 19, 2018

effective duration of the Portfolio normally varies within three years (plus or minus) of the effective duration of the securities comprising the Bloomberg Barclays U.S. TIPS Index, as calculated by the Sub-Adviser, which as of February 28, 2018 was 7.63 years.” With respect to credit quality, its summary prospectus states that the Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by the Adviser or the Sub-Adviser to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B). The Portfolio does not invest in debt securities that are in default as a principal strategy.

The EQ/PIMCO Total Return Portfolio does not have specific criteria with respect to maturity; its summary prospectus states that the Portfolio invests in Fixed Income Instruments of “varying maturities.” The Portfolio does not have specific criteria with respect to the duration of the debt securities in which it may invest; although, as stated in its summary prospectus, “[t]he average portfolio duration of the Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Index, as calculated by the Sub-Adviser, which as of February 28, 2018 was 5.73 years.” With respect to credit quality, its summary prospectus states that the Portfolio invests primarily in investment grade debt securities, but may invest up to 20% of its total assets in high yield securities as rated by Moody’s or S&P or Fitch, or, if unrated, as determined by the Adviser or the Sub-Adviser. The Portfolio does not invest in debt securities that are in default as a principal strategy.

The Trust believes that the Portfolios’ existing disclosure adequately addresses the Staff’s comment and respectfully submits that no revisions are required.

11.	The EQ/Goldman Sachs Mid Cap Value Portfolio summary prospectus discloses “Portfolio Turnover Risk” as a principal risk. Please disclose in the strategy section that the Portfolio may engage in active and frequent trading.

Response: The Trust has revised the Portfolio’s strategy section to include the following disclosure: “The Portfolio may engage in active and frequent trading of portfolio securities in pursuing its principal investment strategies.”

12.	The narrative preceding the expense example for the EQ/Invesco Global Real Estate Portfolio refers to an expense limitation arrangement. As the Portfolio is not currently subject to an expense limitation arrangement (or the arrangement has not yet been triggered), please remove the reference to avoid investor confusion.

Response: The Trust has removed the reference to the expense limitation arrangement from the narrative preceding the expense example.

13.	The EQ/Invesco Global Real Estate Portfolio and a number of the other Portfolios disclose that they may invest in convertible securities. If any Portfolio invests in contingent

Elisabeth Bentzinger

July 19, 2018

convertible securities as a principal investment strategy, please disclose the extent to which the Portfolio may invest in contingent convertible securities, as additional risk disclosure may be warranted.

Response: The Trust confirms that no Portfolio will invest in contingent convertible securities as a principal strategy.

14.	The EQ/Invesco Global Real Estate Portfolio summary prospectus discloses that “[u]nder normal circumstances, the Portfolio will provide exposure to investments that are economically tied to at least three different countries (one of which may be the United States), and at least 40%, unless market conditions are not deemed favorable, in which case at least 30%, of the Portfolio’s net assets will provide exposure to investments that are economically tied to countries other than the United States. Please disclose the specific criteria the Portfolio uses to determine that an issuer is economically tied to a country other than the United States.

Response: The Trust has revised the Portfolio’s strategy section to include the following disclosure: “An issuer will be considered to be economically tied to a country other than the United States if it is domiciled, derives a significant portion of its revenues from, or primarily trades in a market located outside of the United States.”

15.	The EQ/Invesco Global Real Estate Portfolio summary prospectus discloses that the Portfolio may engage in short sales of securities. Please confirm supplementally that expected dividend and interest expenses will be included in the Portfolio’s fee table. Please apply this comment to all Portfolios that may engage in short sales.

Response: The Trust confirms that, for each Portfolio that may engage in short sales, expected dividend and interest expenses are included in the Portfolio’s fee table.

16.	The EQ/Invesco Global Real Estate Portfolio summary prospectus discloses “Mortgage-Backed and other Asset-Backed Securities Risk” as a principal risk, but does not include asset-backed securities in the discussion of its principal strategies. Please either expand the strategy disclosure or narrow the risk disclosure to reflect the Portfolio’s principal investments and risks.

Response: The EQ/Invesco Global Real Estate Portfolio does not invest in mortgage-backed and other asset-backed securities as a principal strategy. Accordingly, the Trust has revised the discussion of the Portfolio’s principal strategies to delete the reference to these types of investments and has revised the summary prospectus to delete “Mortgage-Backed and other Asset-Backed Securities Risk”.

17.

If the EQ/Invesco Global Real Estate Portfolio may invest in asset-backed securities as a principal strategy, please explain supplementally the types and amounts of such investments, including whether they include agency or non-agency securities, whether they

Elisabeth Bentzinger

July 19, 2018

include CLOs or CDOs and whether such investments are investment grade. Depending on the type and amounts of such investments, it may be appropriate for the Portfolio to disclose a 15% limit on investments in CLOs and CDOs. Please also confirm whether the types of mortgage-backed securities in which the Portfolio invests include commercial or residential mortgage-backed securities, agency or non-agency securities, and whether or the extent to which such investments are investment grade. Depending on the type and amount of such investments, it may be appropriate for the Portfolio to disclose a 15% limit on investments in certain types on mortgage-backed securities.

Response: As stated in response to Comment 16 above, the EQ/Invesco Global Real Estate Portfolio does not invest in mortgage-backed and other asset-backed securities as a principal strategy, and the Trust has revised the discussion of the Portfolio’s principal strategies to delete the reference to these types of investments.

18.	The EQ/Invesco Global Real Estate Portfolio summary prospectus discloses “Sector Risk” as a principal risk, but does not describe the sectors in which the Portfolio invests. Please describe the current sectors in which the Portfolio may principally invest. Similarly, for each Portfolio that discloses “Sector Risk,” please describe the current sectors in which the Portfolio may principally invest.

Response: It is a principal investment strategy of the EQ/Invesco Global Real Estate Portfolio, as well as each of the EQ/Ivy Energy Portfolio, the EQ/Ivy Science and Technology Portfolio, the EQ/MFS Technology Portfolio, the EQ/MFS Utilities Series Portfolio, and the EQ/T. Rowe Price Health Sciences Portfolio, to focus its investments in a particular industry or group of industries described in its summary prospectus. The summary prospectus for each of these Portfolios discloses the principal risks associated with these investments -- i.e., the summary prospectus for the EQ/Invesco Global Real Estate Portfolio discloses “Real Estate Investing Risk” as a principal risk; the summary prospectus for the EQ/Ivy Energy Portfolio discloses “Energy Sector Risk,” “Natural Resources Sector Risk,” and “Oil and Gas Sector Risk” as principal risks; the summary prospectus for the EQ/Ivy Science and Technology Portfolio discloses “Information Technology Sector Risk” and “Science and Technology Industry Risk” as principal risks; the summary prospectus for the EQ/MFS Technology Portfolio discloses “Technology Sector Risk” as a principal risk; the summary prospectus for the EQ/MFS Utilities Series Portfolio discloses “Utilities Sector Risk” as a principal risk; and the summary prospectus for the EQ/T. Rowe Price Health Sciences Portfolio discloses “Health Sciences Companies Risk” as a principal risk. In addition, the summary prospectus for each of these Portfolios includes general “Sector Risk” as a principal risk. The Trust believes that the existing disclosure is adequate and appropriate and respectfully declines to revise the disclosure.

It is not a principal investment strategy of any of the other Portfolios to focus its investments in, or concentrate its investments in, any particular industry or sector. Industry and sector allocation is a result of the then-current investment opportunities identified by a Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s

Elisabeth Bentzinger

July 19, 2018

prospectus. Accordingly, a Portfolio’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, with respect to such other Portfolios, the Trust does not believe that it is appropriate to include disclosure regarding investing in any particular industry or sector as a principal investment strategy or principal risk of a Portfolio. The Trust notes that each such Portfolio — such as the EQ/Franklin Rising Dividends Portfolio and the EQ/Goldman Sachs Mid Cap Value Portfolio (as discussed in response to Comment 8 above) — that does not have a principal investment strategy to focus investments in, or concentrate investments in, any particular industry or sector, but that, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market, includes general “Sector Risk” disclosure that is introduced by a statement to that effect. The Trust believes that no additional disclosure is necessary.

19.	The narrative preceding the expense example for the EQ/Invesco International Growth Portfolio refers to an expense limitation arrangement. As the Portfolio is not currently subject to an expense limitation arrangement (or the arrangement has not yet been triggered), please remove the reference to avoid investor confusion.

Response: The Trust has removed the reference to the expense limitation arrangement from the narrative preceding the expense example.

20.	The EQ/Invesco International Growth Portfolio summary prospectus discloses that “[t]he Portfolio invests primarily in equity securities and depositary receipts of foreign issuers” and that “[u]nder normal circumstances, the Portfolio will provide exposure to investments that are economically tied to at least three different countries outside of the U.S.” Please disclose the specific criteria the Portfolio uses to determine that an issuer is a foreign issuer or is economically tied to a country outside of the U.S.

Response: The Trust has revised the Portfolio’s strategy section to include the following disclosure: “An issuer will be considered to be economically tied to a country outside of the U.S. if it is domiciled, derives a significant portion of its revenues from, or primarily trades in a market located outside of the U.S.”

21.	The EQ/Ivy Energy Portfolio summary prospectus discloses that “[u]nder normal circumstances, the Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of companies in the energy sector…” Please describe the criteria for determining that a company is in the energy sector, e.g., using a “50% of its revenues or profits” test.

Response: The prospectus states that “… the energy sector … includes all aspects of the energy industry, such as exploration, discovery, production, distribution or infrastructure of energy and/or alternative energy sources. These companies may include, but are not limited to, oil companies, oil and gas drilling, equipment and services companies, oil and gas

Elisabeth Bentzinger

July 19, 2018

exploration and production companies, oil and gas storage and transportation companies, natural gas pipeline companies, refinery companies, energy conservation companies, coal, transporters, utilities, alternative energy companies and innovative energy technology companies.” The prospectus also states that “[t]he Portfolio also may invest in securities of companies that are not in the energy sector that are engaged in the development of products and services to enhance energy efficiency for the users of those products and services.” The Trust submits that this adequately describes the criteria for determining that a company is in the energy sector and that no additional disclosure is required. The Trust notes that none of Section 35(d) of the 1940 Act, Rule 35d-1 under the 1940 Act, the release adopting Rule 35d-1, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 requires a fund to adopt, e.g., a “50% of its revenues or profits” test to determine whether a company is in a particular sector. While the Staff considered imposing the “50% of revenues or profits” criteria in the proposing release for Rule 35d-1, specifically as part of a two-part test to determine whether a fund had invested at least 80% of its assets in securities of issuers that are tied economically to the particular country or geographic region indicated by its name, the Staff ultimately determined not to impose the 50% criteria for this purpose. Further the Staff did not discuss the 50% criteria with respect to fund names indicating investment in certain industries or sectors. In the adopting release for Rule 35d-1, the Staff stated “[t]he disclosure approach we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” The Trust believes that the Portfolio’s investment eligibility criteria will expose the Portfolio’s assets to the economic fortunes and risks of the energy sector.

22.	The EQ/Ivy Energy Portfolio summary prospectus discloses that the Portfolio may invest in emerging markets, but “Emerging Markets Risk” is not included as a principal strategy. Please revise the risk disclosure accordingly.

Response: The Trust notes that the Portfolio does not invest in emerging markets as a principal strategy. Rather, the prospectus states that “[m]any of the companies in which the Portfolio may invest have diverse operations, with products or services in foreign markets. Therefore, the Portfolio may have indirect exposure to various foreign markets through investments in these companies, potentially including companies domiciled or traded or doing business in emerging markets, even if the Portfolio is not invested directly in such markets.” The Trust believes that, as required by Item 4 of Form N-1A, the Portfolio’s principal risks associated with its investments in foreign securities are identified in its summary prospectus. The “More information on strategies and risks” section of the statutory prospectus, provided in response to Item 9(b) of Form N-1A, includes “Emerging Markets Risk” disclosure. The Trust has included risks only in its Item 9 disclosure (and not in its Item 4 disclosure) if they are not principal to a Portfolio’s investment strategies or which add additional information about principal risks already disclosed. Therefore, the Trust respectfully declines to revise the disclosure.

Elisabeth Bentzinger

July 19, 2018

23.	The principal risk disclosure for the EQ/Ivy Mid Cap Growth Portfolio includes “Information Technology Sector Risk.” Please disclose as part of the Portfolio’s principal investment strategies how the Portfolio may be investing in the Information Technology Sector.

Response: The Trust has revised the Portfolio’s principal investment strategy to include the following disclosure: “In selecting securities for the Portfolio, the Sub-Adviser primarily emphasizes a bottom-up (researching individual issuers) approach and focuses on companies that it believes have the potential for strong growth, increasing profitability, stable and sustainable revenue and earnings streams, attractive valuations and sound capital structures. Such companies may include companies in the information technology sector.”

24.	Please consider revising the 80% investment policy for the Ivy Science and Technology Portfolio to state that the Portfolio invests at least 80% of its net assets in securities of “science and/or technology companies,” rather than “science or technology companies.”

Response: The Trust believes the 80% policy is accurate as stated and respectfully declines to make the suggested change.

25.	For any Portfolio that includes “Liquidity Risk” as a principal risk, please disclose what investment strategy the Portfolio pursues that exposes it to liquidity risk.

Response: Based on input from these Portfolios’ Sub-Advisers in connection with the implementation of the Portfolios’ principal strategies, the Trust believes that the inclusion of “Liquidity Risk” as a principal risk is appropriate for each Portfolio as it is not possible for the Sub-Advisers to predict what part of the market may be illiquid at any given time based on market conditions. In addition, as discussed in the Portfolios’ “Principal Investment Strategy” sections, the Portfolios may invest in, e.g., foreign securities, mid cap and small cap company securities, derivatives, or non-investment grade securities, as applicable, as principal strategies, and the risk disclosure for each of these types of investments mentions liquidity risk as a risk of the investment. Therefore, the Trust believes that no additional disclosure is necessary.

26.	In the prospectus summary for the EQ/Lazard Emerging Markets Equity Portfolio, the second paragraph under the “Principal Investment Strategy” section states that “emerging market countries include all countries represented by the MSCI Emerging Markets Index ….” Please explain how the companies in which the Portfolio invests are economically tied to the emerging market countries represented in the index.

Response: The prospectus states that the Portfolio invests in equity securities of companies whose principal business activities are located in emerging market countries. Therefore, the Trust believes that no additional disclosure is necessary.

27.	For the EQ/MFS International Value Portfolio, please describe the specific economic criteria that the Portfolio uses to determine that companies are tied economically to countries

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July 19, 2018

outside the United States. One example is a company that derives more than 50% of its revenues or profits from goods produced or sold from, or investments made or services performed in, an included country.

Response: The Trust has revised the Portfolio’s strategy section to include the following disclosure: “An issuer will be considered to be an issuer of a foreign security if the issuer is domiciled, derives a significant portion of its revenues from, or primarily trades in a market located outside of the United States.”

28.	The summary prospectus for the EQ/MFS Technology Portfolio discloses that the Portfolio “may invest in securities of companies of any size.” Consider adding disclosure regarding the risks of investing in small, mid and large cap companies to the prospectus. The Portfolio also includes “Emerging Markets Risk,” but does not include corresponding investment strategy disclosure.

Response: The Trust has revised the prospectus summary to add “Large-Cap Company Risk” and “Mid-Cap and Small-Cap Company Risk.” In addition, the Trust has revised the “Principal Investment Strategy” section of the prospectus to state that the Portfolio “may invest in foreign securities, including emerging market securities.”

29.	For the EQ/MFS Technology Portfolio, the “Investment Style Risk” paragraph describes “growth” style risk. However, the investment strategy disclosure indicates that the Sub-Adviser uses both growth and value styles. Please revise the risk disclosure accordingly.

Response: The Trust has revised the “Investment Style Risk” paragraph as follows:

Investment Style Risk: The Portfolio may use a particular style or set of styles — in this case, both “growth” and “value” styles — to select investments. Those styles may be out of favor or may not produce the best results over short or longer time periods. Growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth investing also is subject to the risk that the stock price of one or more companies will fall or will fail to appreciate as anticipated by the Portfolio, regardless of movements in the securities market. Growth stocks also tend to be more volatile than value stocks, so in a declining market their prices may decrease more than value stocks in general. Growth stocks also may increase the volatility of the Portfolio’s share price. Value stocks are subject to the risks that, notwithstanding that a stock is selling at a discount to its perceived true worth, the stock’s intrinsic value may never be fully recognized or realized by the market, or its price may go down. In addition, there is the risk that a stock judged to be undervalued may actually have been appropriately priced at the time of investment.

30.	For the EQ/MFS Utilities Series Portfolio, please revise “Utilities Sector Risk” to read “Utilities Concentration Risk” instead.

Response: The Trust has made the requested revision.

Elisabeth Bentzinger

July 19, 2018

31.	For the EQ/T. Rowe Price Health Sciences Portfolio, please describe the Portfolio’s criteria for determining whether a company is in the health sciences industry. This Portfolio also includes “Emerging Markets Risk” as a principal risk, but does not include a corresponding principal investment strategy; please revise accordingly.

Response: The prospectus states that the Portfolio invests at least 80% of its net assets in securities of “companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed ‘health sciences’).” The prospectus further states that “[t]he Portfolio generally seeks investments in companies that are developing new and effective medicines, as well as companies whose business models reduces costs or improve quality in health care systems.” The Trust submits that this adequately describes the criteria for determining whether a company is in the health sciences industries and that no additional disclosure is required. The Trust notes that none of Section 35(d) of the 1940 Act, Rule 35d-1 under the 1940 Act, the release adopting Rule 35d-1, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 requires a fund to adopt, e.g., a “50% of its revenues or profits” test to determine whether a company is in a particular sector or industry. While the Staff considered imposing the “50% of revenues or profits” criteria in the proposing release for Rule 35d-1, specifically as part of a two-part test to determine whether a fund had invested at least 80% of its assets in securities of issuers that are tied economically to the particular country or geographic region indicated by its name, the Staff ultimately determined not to impose the 50% criteria for this purpose. Further the Staff did not discuss the 50% criteria with respect to fund names indicating investment in certain industries or sectors. In the adopting release for Rule 35d-1, the Staff stated “[t]he disclosure approach we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” The Trust believes that the Portfolio’s investment eligibility criteria will expose the Portfolio’s assets to the economic fortunes and risks of the health sciences industry. The Trust has revised the principal investment strategies to state that “…the Portfolio may invest in foreign stocks, including emerging market stocks, ….”

32.	The summary prospectus for the EQ/Franklin Strategic Income Portfolio discloses that the Portfolio may invest in mortgage-backed and other asset-backed securities. Please explain supplementally the types and amounts of such investments, including whether they include agency or non-agency securities, whether they include CLOs or CDOs and whether such investments are investment grade. Please also confirm whether the types of mortgage-backed securities in which the Portfolio invests include commercial or residential mortgage-backed securities, agency or non-agency securities, and whether or the extent to which such investments are investment grade. Depending on the type and amount of such investments, it may be appropriate for the Portfolio to disclose a 15% limit on investments in CLOs and CDOs and certain types on mortgage-backed securities. The Staff notes that the SAI discloses that this Portfolio may invest more than 15% of its assets in CLOs and CDOs. Please disclose this fact in the prospectus and please indicate whether this refers to investment grade investments.

Elisabeth Bentzinger

July 19, 2018

Response: The EQ/Franklin Strategic Income Portfolio will not invest more than 15% of its net assets in CLOs, CDOs, or non-agency collateralized mortgage obligations. Accordingly, the Trust has revised the corresponding restriction in the section titled “Trust Investment Policies — Non-Fundamental Restrictions” in the Portfolio’s SAI as follows:

“Each Portfolio~~, except the EQ/Franklin Strategic Income Portfolio, EQ/PIMCO Real Return Portfolio and EQ/PIMCO Total Return Portfolio,~~ will not invest more than 15% of its net assets in collateralized debt obligations or non-agency collateralized mortgage obligations. ~~Each of the EQ/Franklin Strategic Income Portfolio, EQ/PIMCO Real Return Portfolio and EQ/PIMCO Total Return Portfolio may invest in such instruments as a principal strategy, including in an amount greater than 15% of its net assets.~~”

The EQ/Franklin Strategic Income Portfolio’s investments can include agency and non-agency securities, CLOs and CDOs, and commercial and residential mortgage-backed securities, and these investments can be below investment grade; however, as stated above, the Portfolio will not invest more than 15% of its net assets in CLOs, CDOs, or non-agency collateralized mortgage obligations. Further, the Trust notes that it believes that there is an active market, or there are other relevant measures of liquidity, for many, if not most, of the CDO and CMO instruments in which the Portfolio may invest and, at any rate, the Trust limits investments in illiquid securities to no more than 15% of the Portfolio’s net assets.

33.	For the EQ/Franklin Strategic Income Portfolio, please include a risk factor that addresses the Porfolio’s investment in convertible securities.

Response: The Trust has included “Convertible Securities Risk” in the “Principal Risks” section of the Portfolio’s prospectus.

34.	The summary prospectus for EQ/Franklin Strategic Income Portfolio includes “Sovereign Debt Securities Risk” as a principal risk of the Portfolio. If the Portfolio intends to invest more than 25% of its assets in the sovereign debt of a single foreign country, then this should be disclosed. This comment also applies to EQ/PIMCO Real Return Portfolio and the EQ/PIMCO Total Return Portfolio.

Response: The Portfolios do not intend to invest more than 25% of their respective assets in the sovereign debt of a single foreign country.

35.	For the EQ/PIMCO Real Return Portfolio, please include a risk factor disclosing the risks of inflation-indexed bonds. Please also include risk disclosure regarding investments in sovereign debt.

Elisabeth Bentzinger

July 19, 2018

Response: The Trust has included “Inflation-Indexed Bonds Risk” and “Sovereign Debt Securities Risk” in the “Principal Risks” section of the Portfolio’s prospectus.

36.	The summary prospectus for the EQ/PIMCO Real Return Portfolio discloses that the Portfolio may invest in mortgage-backed or asset-backed securities. Please explain supplementally the types and amounts of such investments, including whether they include agency or non-agency securities, whether they include CLOs or CDOs and whether such investments are investment grade. Please also confirm whether the types of mortgage-backed securities in which the Portfolio invests include commercial or residential mortgage-backed securities, agency or non-agency securities, and whether or the extent to which such investments are investment grade. Depending on the type and amount of such investments, it may be appropriate for the Portfolio to disclose a 15% limit on investments in CLOs and CDOs and certain types on mortgage-backed securities. The Staff notes that the SAI discloses that this Portfolio may invest more than 15% of its assets in CLOs and CDOs. Please disclose this fact in the prospectus and please indicate whether this refers to investment grade investments.

Response: The EQ/PIMCO Real Return Portfolio will not invest more than 15% of its net assets in CLOs, CDOs, or non-agency collateralized mortgage obligations. Accordingly, the Trust has revised the corresponding restriction in the section titled “Trust Investment Policies — Non-Fundamental Restrictions” in the Portfolio’s SAI as follows:

“Each Portfolio~~, except the EQ/Franklin Strategic Income Portfolio, EQ/PIMCO Real Return Portfolio and EQ/PIMCO Total Return Portfolio,~~ will not invest more than 15% of its net assets in collateralized debt obligations or non-agency collateralized mortgage obligations. ~~Each of the EQ/Franklin Strategic Income Portfolio, EQ/PIMCO Real Return Portfolio and EQ/PIMCO Total Return Portfolio may invest in such instruments as a principal strategy, including in an amount greater than 15% of its net assets.~~”

Of particular note, under normal circumstances, the EQ/PIMCO Real Return Portfolio invests at least 80% of its net assets in inflation-indexed bonds. In addition, the Portfolio invests primarily in investment grade debt securities and may invest only up to 10% of its total assets in high yield securities rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by the Adviser or the Sub-Adviser to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B). Subject to these investment policies, the Portfolio may invest in agency and non-agency securities, CLOs and CDOs, and commercial and residential mortgage-backed securities, and these investments can be below investment grade; however, as stated above, the Portfolio will not invest more than 15% of its net assets in CLOs, CDOs, or non-agency collateralized mortgage obligations. Further, the Trust notes that it believes that there is an active market, or there are other relevant measures of liquidity, for many, if not most, of the CDO and CMO instruments in which the Portfolio may invest and, at any rate, the Trust limits investments in illiquid securities to no more than 15% of the Portfolio’s net assets.

Elisabeth Bentzinger

July 19, 2018

37.	The summary prospectus for the EQ/PIMCO Real Return Portfolio discloses that the Portfolio may invest in buy backs or dollar rolls. Please explain what those are and provide corresponding risk disclosure. This comment also applies to the EQ/PIMCO Total Return Portfolio.

Response: The Trust has revised each Portfolio’s summary prospectus to state that “the Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as “sale-buyback” or “dollar roll” transactions). In sale-buyback and dollar roll transactions, the Portfolio sells a security to another party and simultaneously agrees to repurchase the same security (in the case of a sale-buyback) or a similar, but not the same, security (in the case of a dollar roll) on a specified date and pre-determined price.”

In addition, the Trust has added the following disclosure to the “Principal Risks” section of each Portfolio’s summary prospectus:

Dollar Roll and Sale-Buyback Transactions. Dollar roll and sale-buyback transactions may increase the Portfolio’s volatility and may be viewed as a form of leverage. There is also a risk that the counterparty will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Portfolio.

38.	The summary prospectus for the EQ/PIMCO Real Return Portfolio includes disclosure about the Portfolio’s duration. Please clarify that longer duration corresponds to greater sensitivity to interest rates, which typically corresponds to higher portfolio volatility and higher risk. Please also include in the prospectus a simple example of how duration works. This comment also applies to the EQ/PIMCO Total Return Portfolio.

Response: The “Principal Investment Strategy” section in the summary prospectus for each of the EQ/PIMCO Real Return Portfolio and the EQ/PIMCO Total Return Portfolio states that “[t]he longer a security’s duration, the more sensitive it will be to changes in interest rates.” Furthermore, “Interest Rate Risk” in the “Principal Risk” section in the summary prospectus for each Portfolio states, “[t]ypically, the longer the maturity or duration of a debt security, the greater the effect a change in interest rates could have on the security’s price. Thus, the sensitivity of the Portfolio’s debt securities to interest rate risk will increase with any increase in the duration of those securities.” In addition, the “Glossary of Terms” section in the Portfolios’ statutory prospectus provides the following simple example of how duration works: “Duration — A measure of how much a bond’s price fluctuates with changes in interest rates. As a general rule, for every 1% increase or decrease in interest rates, a bond’s price will change approximately 1% in the opposite direction for every year of duration. For example, if a bond has a duration of five years and interest rates increase by 1%, the bond’s price will decline by approximately 5%. Conversely, if a bond has a duration of five years and interest rates fall by 1%, the bond’s price will increase by approximately 5%. Other factors can influence a bond portfolio’s performance and share price. Accordingly, a bond portfolio’s actual performance will likely differ from the example.” The Trust believes that the existing disclosure adequately addresses the Staff’s comment and respectfully submits that no revisions are required.

Elisabeth Bentzinger

July 19, 2018

39.	The summary prospectus for the EQ/PIMCO Real Return Portfolio includes a risk factor for “Investment Grade Securities Risk.” Please consider whether this risk factor should be included for all Portfolios that invest in debt securities as a principal strategy.

Response: The Trust has included “Investment Grade Securities Risk” in the “Principal Risks” section of the EQ/Franklin Strategic Income Portfolio’s prospectus. The Trust notes that, like the EQ/PIMCO Real Return Portfolio, the EQ/PIMCO Total Return Portfolio already includes this risk factor.

40.	For the EQ/PIMCO Total Return Portfolio, please add risk disclosure regarding investments in sovereign debt.

Response: The Trust has included “Sovereign Debt Securities Risk” in the “Principal Risks” section of the Portfolio’s prospectus.

41.	The summary prospectus for the EQ/PIMCO Total Return Portfolio discloses that the Portfolio may invest in mortgage-backed or asset-backed securities. Please explain supplementally the types and amounts of such investments, including whether they include agency or non-agency securities, whether they include CLOs or CDOs and whether such investments are investment grade. Please also confirm whether the types of mortgage-backed securities in which the Portfolio invests include commercial or residential mortgage-backed securities, agency or non-agency securities, and whether or the extent to which such investments are investment grade. Depending on the type and amount of such investments, it may be appropriate for the Portfolio to disclose a 15% limit on investments in CLOs and CDOs and certain types on mortgage-backed securities. The Staff notes that the SAI discloses that this Portfolio may invest more than 15% of its assets in CLOs and CDOs. Please disclose this fact in the prospectus and please indicate whether this refers to investment grade investments.

Response: The EQ/PIMCO Total Return Portfolio will not invest more than 15% of its net assets in CLOs, CDOs, or non-agency collateralized mortgage obligations. Accordingly, the Trust has revised a corresponding restriction in the section titled “Trust Investment Policies — Non-Fundamental Restrictions” in the Portfolio’s SAI as follows:

“Each Portfolio~~, except the EQ/Franklin Strategic Income Portfolio, EQ/PIMCO Real Return Portfolio and EQ/PIMCO Total Return Portfolio,~~ will not invest more than 15% of its net assets in collateralized debt obligations or non-agency collateralized mortgage obligations. ~~Each of the EQ/Franklin Strategic Income Portfolio, EQ/PIMCO Real Return Portfolio and EQ/PIMCO Total Return Portfolio may invest in such instruments as a principal strategy, including in an amount greater than 15% of its net assets.~~”

Elisabeth Bentzinger

July 19, 2018

The EQ/PIMCO Total Return Portfolio invests primarily in investment grade debt securities and may invest only up to 20% of its total assets in high yield securities as rated by Moody’s or S&P or Fitch, or, if unrated, as determined by the Adviser or the Sub-Adviser to be of comparable quality. Subject to these investment policies, the Portfolio may invest in agency and non-agency securities, CLOs and CDOs, and commercial and residential mortgage-backed securities, and these investments can be below investment grade; however, as stated above, the Portfolio will not invest more than 15% of its net assets in CLOs, CDOs, or non-agency collateralized mortgage obligations. Further, the Trust notes that it believes that there is an active market, or there are other relevant measures of liquidity, for many, if not most, of the CDO and CMO instruments in which the Portfolio may invest and, at any rate, the Trust limits investments in illiquid securities to no more than 15% of the Portfolio’s net assets.

42.	On page 91 of the prospectus, in the section titled “80% Policies,” please add to the list of Portfolios the EQ/Franklin Rising Dividends Portfolio, since the term “dividend” connotes a type of investment.

Response: The Trust has added EQ/Franklin Rising Dividends Portfolio to the list of Portfolios in the “80% Policies” section the prospectus.

43.	On page 91 of the prospectus, in the section titled “Concentration Policies,” with respect to the EQ/Ivy Science and Technology Portfolio, the EQ/MFS Technology Portfolio, and the EQ/T. Rowe Price Health Sciences Portfolio, the Staff’s position is that the terms in these Portfolios’ concentration policies are too broad to be categorized as an industry for concentration purposes. We refer to Guide 19, which provides that a fund’s industry classification “must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Please also explain what it means to concentrate in an industry in the prospectus.

Response: The Trust respectfully submits that it views the Portfolios’ concentration policies as reasonable, not overly broad, and consistent with Section 8(b)(1) of the 1940 Act. Section 8(b)(1)(E) of the 1940 Act requires a registered investment company to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” The 1940 Act does not define industry or group of industries or establish parameters for what may constitute a “group of industries” nor has the SEC done so, and a registered investment company is free to define an industry in any reasonable way. As the Staff notes, former Guide 19 to Form N-1A stated that “[a] registrant may ... select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” While this guidance requires that the companies within a single industry must have materially similar primary economic characteristics (i.e., the companies in a single industry must be related), this guidance does not prevent a registered investment company from disclosing a policy to concentrate investment in a group of industries, as specifically permitted by the 1940 Act. The Trust respectfully submits that the terms in the Portfolios’

Elisabeth Bentzinger

July 19, 2018

concentration policies are not too broad to be categorized as an industry or a group of industries for concentration purposes. Further, and in this regard, the Trust believes that the disclosure in each Portfolio’s summary prospectus appropriately informs investors that each of these Portfolios concentrates in securities of issuers in a particular industry or group of industries and discloses in a reasonable manner the criteria the Portfolio uses to select these investments. Therefore, the Trust respectfully declines to change the terms in the Portfolios’ concentration policies. In addition, pursuant to Item 9(b)(1) of Form N-1A, the Trust discloses each Portfolio’s concentration policy in the section titled “Concentration Policies” in the Portfolios’ statutory prospectus, and pursuant to Item 16 of Form N-1A, the Trust discloses each such policy in the section titled “Trust Investment Policies — Fundamental Restrictions” in the Portfolios’ SAI. The SAI section also provides notations explaining what it means to concentrate. The Trust submits that this disclosure and placement is consistent with the requirements of Form N-1A and respectfully declines to make any revisions to the disclosure.

44.	For each Portfolio that has a policy to concentrate its investments, the Item 4 summary disclosure should disclose each Portfolio’s policy to concentrate and include corresponding risk disclosure focused on the risk of concentrating in the specific industry or industries.

Response: The Trust believes that the existing disclosure appropriately informs investors that each of these Portfolios concentrates in securities of issuers in a particular industry or group of industries. Each Portfolio has adopted, and discloses in the first paragraph of the discussion appearing under the heading “Principal Investment Strategies,” a Rule 35d-1 investment policy to invest, under normal circumstances, at least 80% of its net assets, plus any borrowing for investment purposes, in investments in the particular industry or industries suggested by the Portfolio’s name. Each Portfolio also discloses in the first paragraph of the discussion appearing under the heading “Principal Investment Strategies” the criteria the Portfolio uses to select investments that meet its Rule 35d-1 investment policy. Furthermore, (and as described in response to Comment 18 above) each Portfolio discloses under the heading “Principal Risk” the principal risks associated with these types of investments. Accordingly, the Trust believes that a typical investor would understand that each Portfolio’s portfolio is concentrated in securities of issuers in a particular industry or group of industries. Indeed, the Trust notes that a Portfolio’s 35d-1 investment policy may subject it to a higher investment threshold than that described by its concentration policy and, therefore, the Trust believes that disclosing a Portfolio’s concentration policy together with its Rule 35d-1 policy would potentially be confusing to investors. The Trust also notes that, pursuant to Item 9(b)(1) of Form N-1A, the Trust discloses each Portfolio’s concentration policy in the section titled “Concentration Policies” in the Portfolios’ statutory prospectus, and pursuant to Item 16 of Form N-1A, the Trust discloses each such policy in the section titled “Trust Investment Policies — Fundamental Restrictions” in the Portfolios’ SAI. The Trust respectfully declines to make any revisions to the disclosure.

Elisabeth Bentzinger

July 19, 2018

45.	In the section “More information on strategies and risks,” please state each Portfolio’s investment objective. See Item 9(a) of Form N-1A. In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Portfolio, perhaps with the use of a chart. Alternatively, please move all non-principal risks to the SAI. See Instruction C.3(b) to the General Instructions of Form N-1A and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014) (the “Guidance Update”). Please note that the registrant’s response should acknowledge this reference to the Guidance Update.

Response: The section “More information on strategies and risks” discloses that “[a]s described in this Prospectus, each Portfolio has its own investment objective(s), policies and strategies” and that “[t]he investment objective of each Portfolio may be changed without shareholder approval.” The Trust notes that, as required by Item 4 of Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. The Portfolios’ principal risks, as well as additional information associated with the Portfolios’ principal risks, are described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. The Trust has included risks only in its Item 9 disclosure (and not in its Item 4 disclosure) if they are not principal to a Portfolio’s investment strategies or which add additional information about principal risks already disclosed. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Trust respectfully declines to make any revisions at this time. However, in connection with the next annual update of the Trust’s Registration Statement on Form N-1A, the Trust will make any revisions that it deems to be appropriate based on its further, ongoing consideration of the Guidance Update.

Statement of Additional Information

46.	In the Statement of Additional Information, please apply comment 43 above to the discussion of the Portfolios’ concentration policies.

Response: Per its response to Comment 43 above, the Trust respectfully submits that the terms in the Portfolios’ concentration policies are not too broad to be categorized as an industry or a group of industries for concentration purposes. Therefore, the Trust respectfully declines to change the terms in the Portfolios’ concentration policies.

47.	On page 8 of the SAI, please include the EQ/Franklin Rising Dividends Portfolio in the list of Portfolios with a Rule 35d-1 80% investment policy.

Response: The Trust has included this Portfolio as requested.

Elisabeth Bentzinger

July 19, 2018

48.	Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 8), please clarify that private activity municipal bonds are those that are backed principally by the activities of non-governmental users. See SEC Release 9785 from 1977.

Response: As noted in the Portfolios’ SAI, each Portfolio’s fundamental restrictions, including its concentration policy, will be interpreted with regard to formal or informal views on various provisions of the 1940 Act and the rules thereunder issued from time to time by the SEC and the members of its Staff. The Trust considers each Portfolio’s concentration policy to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act. The Trust further notes that private activity municipal bonds are described in the SAI in the section titled “Investment Strategies and Risks - Municipal Securities.” Therefore, the Trust respectfully declines to revise the disclosure.

49.	Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 8), we note the following disclosure: “Each Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental investment restriction.” The Staff’s position is that the investments of all of a Portfolio’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the first sentence quoted above accordingly. In addition, please revise the explanatory note to state that the Portfolios will consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration. If appropriate, this statement can be modified by disclosing that a Portfolio will consider the investments of the underlying funds to the extent the Portfolio has sufficient information about such investments.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

50.	Please confirm supplementally that all of the sub-adviser agreements are covered by aggregate fee relief so that each Portfolio is not required to disclose the fee payable to each sub-adviser.

Response: The Trust confirms that it does not have aggregate fee relief. However, the Trust respectfully submits that the disclosure as currently provided is consistent with the requirements of Item 19(a)(3) of Form N-1A. Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the Adviser, and not a Portfolio, the Trust respectfully declines to make any changes in response to this comment.

*                    *         *        *        *

Elisabeth Bentzinger

July 19, 2018

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha T. Astwood-Smith, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP